[Letterhead of NetEase.com, Inc.]

November 23, 2011

Mr. William H. Thompson

Mr. Adam Phippen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             NetEase.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 22, 2011

File No. 0-30666 (the “2010 Form 20-F”)

Dear Mr. Thompson and Mr. Phippen:

The Company is providing the following information in response to the comment letter dated November 10, 2011 received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s Form 20-F for the fiscal year ended December 31, 2010.  For your convenience, we have set forth your comment below followed by our response to such comment.

Form 20-F for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting, page F-1

1.                                      We have considered your responses to comment 14 in our letter dated August 11, 2011, comment 4 in our letter dated September 27, 2011 and comment 7 in our letter dated October 26, 2011. Based on the information you provided, it is not clear to us that your senior accounting and financial personnel have sufficient expertise to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that your Acting Chief Financial Officer does not hold a license as a Certified Public Accountant in U.S. and did not attend U.S. institutions or extended educational programs that would appear to provide enough relevant education relating to U.S. GAAP. In addition, although your Acting Chief Financial Officer and Reporting Manager have prior experience with U.S. GAAP, we do not believe the total level of experience is adequate.  Also, we note that your Reporting Manager is not the final decision maker since your Acting Chief Financial Officer is ultimately responsible for the financial statements.  Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus, your internal control over financial reporting would not be effective.  If you disagree, please provide us with a more in depth analysis of the training and experience of your Acting Chief Financial Officer and Reporting Manager in preparing U.S. GAAP financial statements. Otherwise please state that your internal control over financial reporting is not effective as of December 31, 2010, explain in detail that you have financial accounting and reporting departments with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures as of December 31, 2010.

The Company has carefully considered the Staff’s comment and respectfully submits that its senior accounting and financial personnel have sufficient expertise to prepare financial statements in accordance with U.S. GAAP.  The Company would like to highlight the following for the Staff’s consideration:

1.              The Acting Chief Financial Officer, Mr. Onward Choi, is responsible for review and supervision of the Company’s financial statements in accordance with U.S. GAAP.  He holds a Bachelor of Arts degree in accountancy with honors from the Hong Kong Polytechnic Institute.  Although, as the Staff notes, this is not a U.S. educational institution, the Company does not believe that such distinction ipso facto renders his degree a negative factor in the analysis.  On the contrary, the Company believes that Mr. Choi’s degree provides him with a strong foundation in accounting principles which are directly relevant to his ability to supervise the Company’s financial statements as evidenced by the fact that his degree program and transcript were evaluated by the International Education Research Foundation Inc., or IERF, which concluded that his studies are equivalent in level and purpose to the Bachelor of Arts in Accounting degree awarded by accredited colleges and universities in the U.S.  A copy of the equivalency report by the IERF is being provided separately to the Staff on a supplemental basis.

2.              In its comment, the Staff also notes that Mr. Choi does not hold a U.S. CPA license. Mr. Choi is, however, a member of the Hong Kong Institute of Certified Public Accountants, or HKICPA.  The Company wishes to note that the high level of uniformity of the qualification standards in Hong Kong and in the U.S. has been recognized by the HKICPA and the International Qualifications Appraisal Board, or IQAB (which represents the American Institute of CPAs, or AICPA, and National Association of State Boards of Accountancy).  The HKICPA and IQAB have entered into a mutual recognition agreement under which Hong Kong CPAs are able to qualify in the U.S. without going through the usual qualification process.  The mutual recognition agreement states that the HKICPA and IQAB have each reviewed “the education requirements, the examination requirements, the experience requirements, the required body of knowledge and the required standards of professional practice [in each jurisdiction and]… are satisfied that the qualification standards for the CPA Designation in Hong Kong and the United States are substantially equivalent.”  Mr. Choi has satisfied the education and experience criteria set forth in that agreement for qualification in the U.S. (with the only remaining requirement being the U.S. International Qualification Exam).

3.              As for Mr. Choi’s professional experience working with and applying U.S. GAAP, the Company wishes to reiterate that Mr. Choi worked for two “Big 4” accounting firms for a total of eight years (reaching the position of senior manager), during which time he devoted approximately 25% of his full working time annually to U.S. GAAP-related matters.  The Company considers 25% to be clearly a material amount of Mr. Choi’s working time, and in the aggregate, it totals approximately 4,160 hours of U.S. GAAP work experience in the public accounting sector.  Although the Company is unaware of any rules or pronouncements by the Commission (or applicable accounting standards) addressing what would be considered a sufficient number of hours working on U.S. GAAP matters, the Company views Mr. Choi’s level of experience to be quite extensive and not indicative of a material weakness.

In addition, Mr. Choi’s experience as an audit senior manager or engagement manager of such “Big 4” accounting firms is highly relevant to the work he has performed and continues to perform for the Company.  Specifically, he led and conducted the U.S. GAAP audit work in accordance with each firm’s audit methodology which was designed in accordance with U.S. GAAS, U.S. GAAP and relevant national standards.  His work included, among other things: identifying significant audit risk areas, preparing the audit plan, reviewing audit working papers, discussing critical accounting issues with the client’s management, analyzing the profit and loss accounts, balance sheet accounts and cash flow statement, each as set forth in the client’s financial statements prepared in accordance with U.S. GAAP, and reviewing the related disclosure in the footnotes to the financial statements, as well as preparing audit issues report to the company’s audit committee.

4.              The Company’s letter to the Staff dated October 13, 2011 outlines a range of U.S. GAAP-related training activities in which Mr. Choi participates, including training courses and conferences as well as subscriptions to the www.cfodirect.pwc.com news service and newsletters such as the CFO Essential, in each case to keep current with and understand the recent developments of accounting pronouncements as well as SEC rules and regulations.  The Company would also like to add two additional points in this regard.  First, the audit committee of the Company’s board of directors, or the Audit Committee, holds in-person meetings on a quarterly basis, a portion of which is devoted to information sharing by the Company’s independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC, regarding recent U.S. GAAP and SEC regulatory developments.  Mr. Choi and his staff attend these discussions with PwC and the Audit Committee.  Recent quarterly discussions led by PwC have covered such topics as presentation of comprehensive income, liquidity and capital resources disclosure and XBRL.  Second, as part of his regular work activities, the Acting Chief Financial Officer regularly uses the Comperio system offered by PwC.  Comperio is an online library which provides information on the U.S. GAAP financial reporting and assurance literature, as well as a variety of guidance on various issues prepared by PwC.  The Comperio system helps the Acting Chief Financial Officer keep up-to-date with the latest developments in U.S. GAAP and provides guidance and conclusions on material accounting issues.  For the avoidance of doubt, the Company confirms for the Staff that Mr. Choi is fluent in English and has no difficulty whatsoever in reading or understanding U.S. GAAP literature or SEC rules and regulations.

5.              Based on the telephone discussion between Mr. Phippen and the Company’s outside counsel on November 15, 2011, the Company understands that the Staff’s comment is primarily focused on U.S. GAAP experience gained outside of work performed for the Company.  Nonetheless, given the fact that Mr. Choi has been employed by the Company for more than eight years, the Company respectfully submits that this work experience is important in assessing his current ability to understand and correctly apply U.S. GAAP in the preparation of the Company’s financial statements and would respectfully ask that the Staff take this into consideration.  The Company notes that Mr. Choi provides guidance and conclusions on all material accounting issues relating to the Company’s financial statements and leads the process in making important decisions relating to the Company’s accounting.  Examples of his application of his knowledge of U.S. GAAP to specific issues faced by the Company include determining the appropriate accounting treatment for significant transactions (such as accounting treatment for convertible notes adopting the APB 14-1 (ASC 470-20), issuance of restricted share units under ASC 718 and revenue recognition for item-based games, among others), and assessments including new guidance on presentation of comprehensive income, amendments to the accounting and disclosure requirements for the consolidation of variable interest entities (ASC 810-10), amendments to the disclosure requirements related to recurring and nonrecurring fair value measurements, amendments to goodwill impairment testing, disclosure of supplementary pro forma information for business combinations, updates to existing standards on subsequent event, and non-controlling interests in consolidated financial Statements (FAS 160 or ASC 810).  The Company also asks that the Staff take into consideration that during Mr. Choi’s tenure with the Company, it has not had a restatement of its financial statements, whether unaudited quarterly financial statements or audited annual financial statements, and neither the Company nor PwC has identified any instance of material misstatement in the Company’s annual financial statements.  Furthermore, during his tenure with the Company, neither the Company’s management nor PwC identified any material weakness with respect to the Company’s internal controls over financial reporting.

6.              For the reasons set forth above, the Company submits that the Acting Chief Financial Officer has the appropriate educational background, professional qualifications and practical U.S. GAAP experience for his position as the final decision maker ultimately responsible for the Company’s financial statements.  In addition, the senior finance team has deep U.S. GAAP expertise which supports the Acting Chief Financial Officer’s oversight of the Company’s financial statements and materially contributes to the analysis of U.S. GAAP issues and the preparation of such financial statements.

In this regard, the Company would like to correct a typographical error in the response to comment #14 in the Company’s letter to the Staff dated September 2, 2011, which has bearing on the analysis contained in this letter.  In that prior letter to the Staff, it states that the Company’s former finance controller resigned from the Company in July 2010, when in fact she resigned for personal reasons in July 2011.  Therefore, she was serving as the Company’s financial controller on December 31, 2010.  As noted to the Staff previously, while she was with the Company, the former financial controller was responsible for detailed review of the Company’s consolidated financial statements, including those contained in the 2010 Form 20-F, to assure that the Company’s consolidated financial statements are prepared in accordance with the reporting requirements under U.S. GAAP.  As further background, the former finance controller has a degree in accountancy from the Hong Kong Polytechnic University, a Master of Science in Taxation from Golden Gate University, California and Masters of Business Administration from the University of East Asia.  She is a regular member of the AICPA licensed in the State of Washington and subject to its annual professional education credit requirements.  In addition, she worked for a “Big 4” accounting firm for three years as an audit supervisor and subsequently held a variety of accounting and SEC reporting positions with public companies based in the U.S. for approximately 22 years, including serving as the SEC reporting manager of a leading electronics company, the manager of Sarbanes-Oxley compliance and controls for a global apparel retailer and an internal audit manager in a Fortune 100 energy company.  In light of the foregoing, the Company considers the former financial controller to have a very high level of U.S. GAAP experience.

7.              The Company reiterates that its reporting manager also has significant U.S. GAAP experience, as set forth in the Company’s letter to the Staff dated November 7, 2011.  To summarize, this experience includes: a Bachelor of Business Administration Degree in Finance and Accounting from the University of Wisconsin — Milwaukee, associated membership in the AICPA and fellow membership in the Association of Chartered Certified Accountants, approximately 2,600 hours of U.S. GAAP experience gained while working in the public accounting sector, four years’ experience working as an internal audit manager establishing a company-wide internal control system under the COSO model, and three years’ experience working as a regional reporting manager of a NASDAQ-listed company.  The reporting manager also attends the Audit Committee training sessions and uses the Comperio system described in paragraph 4 above.

The determination as to whether a material weakness in internal control over financial reporting exists necessarily involves the exercise of certain judgment by management.  The Company believes this is particularly the case when assessing the level of U.S. GAAP expertise of particular individuals, which is an inherently subjective analysis given that professional expertise is not readily quantifiable.  In the case of management’s report on internal control over financial reporting contained in the 2010 Form 20-F, management, including the Chief Executive Officer and Acting Chief Financial Officer, supervised the testing and evaluation activities of the Company’s Internal Audit and Finance Departments, which reported on a regular basis to the Audit Committee and communicated with PwC.  Those testing and evaluation activities are described in more detail in the Company’s letter to the Staff dated September 2, 2011.

Having considered (i) the education, work experience and ongoing training of the Acting Chief Financial Officer, as well as the former financial controller and other members of the Finance Department, as set forth above and in the Company’s prior correspondence to the Staff and (ii) the extensive work performed in connection with the preparation of management’s report on internal control over financial reporting, the Company, after consultation with the Audit Committee, believes that there is a reasonable basis to conclude that such personnel have adequate U.S. GAAP expertise and no material weakness exists in this regard.  Furthermore, the Company has been unable to identify any rules or pronouncements of the Commission, or applicable accounting standards, which would lead it to believe that such conclusion is erroneous.  The Company respectfully requests that the Staff consider the foregoing information and the fact that the Company has made a rational, informed judgment with respect to the level of expertise of its finance staff.

Although the Company acknowledges that current training activities do not affect the internal control over financial reporting as of December 31, 2010, the Company wishes to note for the Staff’s information that, as part of the Company’s ongoing commitment to stay up-to-date on U.S. GAAP and SEC issues, PwC will be conducting a one day in-house seminar for all board members and senior members of the Finance Department at the end of November 2011.  In addition, the senior members of the Finance Department will participate in the 2011 Year-End SEC Conference: An Accounting & Reporting Update for US Listed Companies in December 2011, which is a two-day conference organized by the well recognized continuing education provider, Center for Professional Education, Inc.

***

The undersigned, on behalf of the Company, acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 Form 20-F, please contact the undersigned at (86 10) 8255 8163.

Sincerely,

/s/ Onward Choi

Onward Choi
Acting Chief Financial Officer
NetEase.com, Inc.